
Sit Mutual Funds

Sit Tax-Free Income Fund (SNTIX)
Quarterly and Annual Income

Sit Tax-Free Income Fund has provided consistent income in every full quarter since its inception 32 years ago. For more details, scroll down to check out the fund's quarterly income rates or see the fact sheet.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

SNTIX INCOME RETURN BY CALENDAR QUARTER AND YEAR (%)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1988	--	--	0.00[1]	1.98	1.98[2]
1989	1.96	2.01	2.08	1.97	8.27
1990	2.03	2.10	2.16	1.97	8.52
1991	1.77	1.85	1.91	1.82	7.56
1992	1.75	1.73	1.60	2.00	7.27
1993	1.50	1.48	1.43	1.43	5.96
1994	1.44	1.45	1.45	1.24	5.70
1995	1.47	1.42	1.42	1.42	5.85
1996	1.41	1.44	1.40	1.39	5.75
1997	1.36	1.46	1.34	1.32	5.59
1998	1.56	1.26	1.27	1.22	5.42
1999	1.29	1.18	1.23	1.28	5.08
2000	1.35	1.36	1.35	1.29	5.45
2001	1.30	1.30	1.17	1.23	5.09
2002	1.11	1.13	1.16	1.15	4.63
2003	1.11	1.09	1.09	1.09	4.44
2004	0.98	0.97	1.02	0.93	3.96
2005	0.93	0.95	0.95	0.94	3.83
2006	0.98	0.96	0.98	0.99	3.96
2007	1.02	1.02	1.04	1.08	4.22
2008	1.08	1.07	1.10	1.34	4.67
2009	1.36	1.28	1.27	1.14	5.13
2010	1.12	1.14	1.12	1.18	4.64
2011	1.21	1.19	1.17	1.11	4.76
2012	1.14	1.05	1.01	1.05	4.31
2013	0.92	1.03	1.17	1.06	4.24
2014	0.95	0.93	0.94	0.97	3.84
2015	1.02	0.85	0.89	0.88	3.70
2016	0.82	0.86	0.79	1.11	3.62
2017	0.85	1.06	1.34	0.83	4.15
2018	0.83	0.81	0.80	0.86	3.35
2019	0.83	0.81	0.76	0.73	3.17
2020	0.72	0.73	0.75	--	2.21[3]

[1] Income is from 9/29/88 – 9/30/88.
[2] Income is from 9/29/88 – 12/31/88.
[3] Income is from 1/1/20 – 9/30/20.

FUND OBJECTIVE AND STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

DISCLOSURE

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

PERFORMANCE DISCLOSURE

Performance data quoted represents past performance. Past performance does not guarantee future results.

Performance data quoted represents income return as a percent of the value of the fund at the time of the distribution calculated on a quarterly and annual basis. Income return is equal to the dividend distribution per share divided by the share value at the time of distribution calculated on a quarterly and annual basis. Management fees and administrative expenses are included in the Fund's performance and share value. Quarterly and annual income return calculations include reinvestment of all dividends and capital gains. Income reported does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemptions. Current income may be lower or higher than the income data quoted. Income and other performance data current to the most recent month-end can be obtained at www.sitfunds.com or by calling 800-332-5580.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com